

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

<u>Via e-mail</u>
Mr. John P. Albright
President and Chief Executive Officer
Consolidated-Tomoka Land Co.
1530 Cornerstone Boulevard, Suite 100
Daytona Beach, FL 32117

      RE: **Consolidated-Tomoka Land Co.**
                        Forma 8-K and 8-K/A for the Period February 1, 2012
                        Filed February 6, 2012 and February 7, 2012
                        File No. 1-11350

Dear Mr. Albright:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ William H. Demarest IV

                        William H. Demarest IV
                        Accountant